SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

July 17, 2007

Commission file number:   0-29208

Arris Resources Inc. (formerly Bassett Ventures Inc.)
(Translation of registrant’s name into English)

1255 West Hastings Street, Vancouver, BC V6E 2M4
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     X

Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(1):  Yes            No     X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(7):  Yes            No     X

Indicate by check mark whether the registrant by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.     Yes     X       No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b):  0-29208

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Arris Resources Inc.

(Registrant)

Date:   July 17, 2007

By:

    /s/ “Curt Huber”

Curt Huber, Director

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ARRIS RESOURCES INC.

1250 West Hastings Street, Vancouver, BC V6E 2V4

Phone: 604-687-0879 Fax: 604-408-9301

Arris Resources Announces Private Placement

Not for dissemination into the U.S. or to U.S. newswire services

Vancouver, British Columbia, July 17, 2007: Arris Resources Inc. (CNQ:ARIS.U)

announces that the company intends to raise up to US$262,500 in a private placement of up to 5,250,000 units at a price of US$0.05 per unit. Each unit will consist of a common share and a common share purchase warrant. Each common share purchase warrant will entitle the holder to purchase, for a period of two years, an additional common share at an exercise price of US$0.065. The proceeds from the private placement will be used to increase the Company’s working capital.

The Company may pay a finder’s fee or commission in connection with the private placements.

For further information please contact:

Curt Huber, President

Tel.: (604) 687-0879

Email: info@arrisresources.com

This document contains certain forward looking statements which involve known and unknown risks, delays, and uncertainties not under the corporations control which may cause actual results, performance or achievements of the corporation’s to be materially different from the results, performance or expectation implied by these forward looking statements.